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EXHIBIT 2.1.1


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              AGREEMENT REGARDING 900 PAY-PER-CALL PSYCHIC SERVICES

         AGREEMENT entered into as of the      day of May, 1999 by and between
QUINTEL COMMUNICATIONS, INC., a corporation organized under the laws of Delaware with offices at One Blue Hill Plaza, Fifth Floor, Pearl River, New York 10965 (hereafter referred to as "QUINTEL"), and ACCESS RESOURCE SERVICES, INC., a Florida corporation with offices at 2455 E. Sunrise Boulevard, Fort Lauderdale, Florida 33304 (hereafter referred to as "ARS").

                                    RECITALS:

A. ARS and Quintel has each engaged in the offering of 900 Pay-Per-Call Psychic Services (as such term is defined below).

B. Quintel and ARS have agreed that Quintel shall cease the 900 Pay-Per-Call Psychic Services on the terms and conditions set forth in this Agreement.

         NOW, THEREFORE, for good and valuable consideration, receipt of which is acknowledged by the parties, it is hereby agreed as follows:

3.       RESTRICTION ON QUINTEL'S OFFERING OF 900 PAY-PER-CALL PSYCHIC SERVICES.

         a. Subject to the approval of this Agreement by Quintel's Board of Directors and the consummation of the transactions described in this Agreement upon and after such Board approval by Quintel's execution and delivery of an instrument to ARS certifying that such approval has been obtained and that Quintel has been authorized to consummate the transactions described in this Agreement on the terms set forth herein (the "Closing Certificate"; the delivery of the Closing Certificate and the consummation of the transactions described in this Agreement shall be referred to as the "Closing"), Quintel shall cease offering 900 Pay-Per- Call Psychic Services, directly or indirectly through its Affiliates, and shall not resume offering such services until January 17, 2001, except as otherwise provided in this Agreement.

                  i. As used in this Agreement, the following terms have the meanings set forth below:

                           (1) "900 Pay-Per-Call Psychic Services" means pay-per-call Psychic-Related Services delivered telephonically and billed as a "900" telephone number record.

                           (2) "900 Traffic" means billable minutes generated by 900 Pay-Per-Call Psychic Services.


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                           (3)      "Psychic-Related Services" refers to
                                    psychic, astrology, "new age", and tarot subjects.

                           (4) "Affiliate" means any person or entity controlling, controlled by or under common control with a party, and, with respect to ARS, the term "Affiliate" also means Feder and Peter Stolz, and any Affiliate of either of them.

                           (5) The term "stand-alone" service when used in reference to the offering of 900 Pay-Per-Call Psychic Services means a 900 Pay-Per-Call Psychic Service which is charged to the customer as a 900 telephone billing record separate and apart from any charge for any other product or service, and such term shall not include the offering of a psychic-related service which is not charged to the consumer and is offered as a premium with or adjunct to the marketing or advertising of other products and services.

                           (6) The term "Premium 900 Number Psychic Services" means a 900 Pay-Per-Call Psychic Service which is not charged to the consumer and is offered as a premium with or adjunct to the marketing or advertising of other products or services.

                           (7) The term "Restricted Premium Psychic Services" means a Psychic-Related Service (including but not limited to a 900 Pay-Per-Call Psychic Service) which is not charged to the consumer and is offered as a premium with or adjunct to the marketing or advertising of products or services other than Psychic-Related Services.

                           (8) The term "Media Records" has the meaning ascribed thereto in Section 3 of this Agreement.

         b. Notwithstanding anything to the contrary contained in this Agreement, this Agreement is subject in all respects, and shall not become binding upon Quintel, until it has been approved by Quintel's Board of Directors and Quintel has delivered the Closing Certificate. It is expressly acknowledged by ARS that Quintel's Board of Directors may give or withhold its approval, or condition its approval, upon such conditions in addition to those expressed in this Agreement as the Board may in its absolute and unfettered discretion determine, and without regard to any other agreements or understandings, written or oral, between or among the parties, and that by causing this Agreement to be executed, neither Quintel nor the officer executing this Agreement on its behalf, or any other officer or director of Quintel, is making, has made or is authorized to make any agreement or undertake any obligation to consummate the transactions described


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                  in this Agreement or in any other agreement between the
                  parties absent such approval by Quintel's Board of Directors.

         c. During the period commencing with the Closing and ending January 17, 2001, Quintel shall refrain from marketing or promoting "stand-alone" 900 Pay-Per-Call Psychic Services, directly or indirectly through any Affiliate, including all marketing and media activities promoting "stand-alone" 900 Pay-Per-Call Psychic Services, except as otherwise provided in this Agreement.

         d. This Agreement shall only restrict Quintel and its Affiliates from offering 900 Pay-Per-Call Psychic Services as a "stand alone" service. This Agreement shall not, however, except as set forth in paragraph 1(e) below, restrict Quintel or its Affiliates in the offering of Psychic-Related Services other than 900 Pay-Per-Call Psychic Services or in the operation of any other business, other than 900 Pay- Per-Call Psychic Services, and the restriction on the offering of 900 Pay-Per-Call Psychic Services is subject to the following exception with respect to Premium 900 Number Psychic Services:

                  i. Quintel shall not, on broadcast or cable television, advertise or market Premium 900 Number Psychic Services offering a greater number of free minutes of Psychic-Related Services than is then being offered by ARS in the advertising or marketing of its 900 Pay-Per-Call Psychic Service programs. The restriction in the foregoing sentence shall only apply to advertising or marketing by Quintel on broadcast television, and not in other forms of media. In addition, such restriction shall apply only to those offers of Premium 900 Number Psychic Services by Quintel on broadcast television which are first advertised or marketed more than fifteen (15) days following Quintel's receipt of written notice from ARS stating the number of free minutes of Psychic-Related Services to be offered by ARS in a 900 Pay-Per-Call Psychic Service program, provided that such ARS program is in fact promptly advertised or marketed after the giving of such notice, and the restriction shall lapse as to such ARS program when such program is no longer advertised or marketed.

         e. Notwithstanding the foregoing provisions of paragraph 1(d), Quintel shall not, the first time it makes an offer expressly directed to a name on the Media Records, offer any Psychic-Related Services (including, but not limited to 900 Pay-Per-Call Psychic Services) other than Restricted Premium Psychic Services. This restriction shall no longer apply to a name on the Media Records which has previously responded to a Quintel offer of any product or service. Quintel shall not advertise or market Premium 900 Number Psychic Services offering a greater number of free minutes of Psychic-Related Services than is then being offered by ARS in the advertising or marketing of its 900 Pay-Per-Call Psychic Service


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                  programs, subject to the notice and other provisions of the last sentence of paragraph 1(d((i) above.

         f. As an example, but not an exclusive example, of the application of the provisions of paragraphs 1(d) and 1(e), Quintel may offer (and engage in marketing and media activities to promote) Psychic-Related Services in the marketing of telecommunications services, or develop a web-site incorporating psychic-related subjects and offering Psychic-Related Services, without restriction in any form of media, provided that:

                  i. the first time a name on the Media Records is being offered a product or service by Quintel, then the only type of Psychic-Related Service which Quintel can offer to such name is a Restricted Premium Psychic Service, and

                  ii. if an offer is being made to any other consumers (including names appearing on the Media Records who have previously responded to an offer from Quintel or its Affiliates), then Quintel may offer any Psychic-Related Services to such consumer, except for 900 Pay-Per-Call Psychic Services, which may be offered only as a Premium 900 Number Psychic Service, and

                  iii.     in with respect to both examples in clause (i) and
                           (ii) above in this paragraph 1(f), if at least fifteen (15) days prior to Quintel's offering of Premium 900 Number Psychic Services or Restricted Premium Psychic Services, ARS gives notice to Quintel that ARS will offer five (5) free minutes of Psychic-Related Services in marketing its 900 Pay-Per-Call Psychic Service programs, then, provided such ARS program were in fact promptly advertised or marketed, Quintel could not thereafter, while such ARS program is being advertised or marketed, advertise or market on broadcast television more than five (5) minutes of Premium 900 Number Psychic Services or Restricted Premium Psychic Services, as the case may be.

         g. Effective upon the Closing, Quintel will cease marketing and media activities regarding those psychic specific tag telephone numbers in the ${Confidential Portion Omitted and Filed Separately with the Commission} guaranteed payout telephone programs specifically identified on Schedule A and all non-psychic specific tag telephone numbers identified on Schedule B (collectively, the "Guaranteed Payout 900 Telephone Numbers") attached hereto.

                  i.       Following the Closing, ARS will:

                           (1) continue to provide the same type of live operator psychic services provided to Quintel and its Affiliates pursuant to the Live Operator


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                                    Service Agreement (as such term is defined
                                    in Section 11 of this Agreement) to service the Guaranteed Payout 900 Telephone Numbers until the earlier of January 17, 2001 and the termination of the restrictions on Quintel set forth in Sections 1(a) and 2(b) of this Agreement;

                           (2) pay Quintel ${Confidential Portion Omitted and Filed Separately with the Commission} per minute for all minutes billed on the Guaranteed Payout 900 Telephone Numbers specifically identified on Schedule B attached hereto; and

                           (3) be entitled to all revenues from the psychic specific tag numbers identified on Schedule A.

         h. Concurrently with the Closing, Quintel and Feder are entering into an into an agreement amending a Non-Competition and Right of First Refusal Agreement dated September 10, 1996 (the "Amendment"), which provides, among other things, that if ARS or any of its Affiliates operate membership clubs offering psychic, new age and psychic-related products or services, Quintel will be paid twenty percent ( 20%) of the gross billings to club members during the period commencing on the Closing Date and ending January 17, 2001 (the "Club Royalties"). Any default in the payment of the Club Royalties or otherwise by ARS or its Affiliates under the Amendment shall be deemed to be a default under this Agreement.

4.       ROYALTY PAYMENTS

         a. In consideration for Quintel's agreement to suspend the offering of its 900 Pay-Per-Call Psychic Services and the other covenants made and obligations undertaken by Quintel under this Agreement, commencing on the Closing Date ARS and any of its Affiliates offering 900 Pay-Per-Call Psychic Services shall pay to Quintel $0.40 per minute for the first three million three hundred seventy-five thousand (3,375,000) minutes of billable 900 Traffic on ARS' (or any of its Affiliates') 900 numbers from and after the Closing Date (excluding minutes billed on the Guaranteed Payout 900 Telephone Numbers specifically identified on Schedule B and as to which the ${Confidential Portion Omitted and Filed Separately with the Commission} per minute due Quintel has been paid pursuant to paragraph 1(e)(i)(2) above).

         b. For all minutes in excess of three million three hundred seventy-five thousand (3,375,000), during the period commencing on the Closing Date and ending January 17, 2001, ARS and any of its Affiliates offering 900 Pay-Per-Call Psychic Services will pay Quintel $0.07 per minute for billable 900 Traffic on ARS' (or any of its Affiliates') 900 numbers.


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         c.       As noted in Section 4(d) of this Agreement, ARS is entering into an agreement (the "WIS Agreement") with Quintel and West Interactive Services, Inc. ("WIS") pursuant to which ARS shall instruct WIS to pay directly to Quintel all royalty payments due pursuant to this Section 2 within thirty (30) days after the end of the month in which ARS' or any of its Affiliates' 900 Traffic has been billed to customers. ARS and its Affiliates shall enter agreements on the same terms as the WIS Agreement with any other service bureau providing the telecommunications and billing services provided by WIS to ARS in conjunction with their offering of 900 Pay-Per-Call Psychic Services (WIS or such other entity is each referred to as a "Service Bureau").

         d. Until January 17, 2003, the names and addresses of all customers of the 900 Traffic on which the royalties are payable to Quintel shall be provided to Quintel by ARS within forty-eight (48) hours (or within such longer period which is required in order for ARS to arrange for provision of such information using its best efforts to obtain such information within such forty-eight (48) hour period) after the making of the calls generating the traffic.

         e. If the royalty payments paid to Quintel under this Section 2 are less than $25,000.00 per month in any three (3) calendar months in any period of six (6) calendar months, then the restrictions under Sections 1(a) and (b) of this Agreement shall cease until the first day of the month following a period of three (3) successive calendar months in which such royalty payments paid to Quintel have equaled $25,000.00 per month. During the period in which such restrictions lapse, the live operator psychic services described in the Live Operator Service Agreement shall be provided to Quintel by ARS or an Affiliate on the same terms as are provided for in the Live Operator Service Agreement, and the royalty payments referred to in this Section 2 shall continue to be paid to Quintel in accordance with this Agreement, and until resumption of the restrictions on Quintel, the Live Operator Service Agreement and the Guaranteed Payout Agreements (such terms are used with meanings ascribed thereto in Section 11 of this Agreement) shall be deemed to be again in full force and effect.

         f. Feder by his signature at the end of this Agreement personally guarantees that he will arrange for any ARS Affiliate with billable 900 Pay-Per-Call Psychic Services traffic to assume the same obligations with respect to the payment of royalties to Quintel as are undertaken by ARS in this Section 2, and to enter into an agreement with the Service Bureau comparable to the WIS Agreement.


5.       UTILIZATION OF ANI CALLER RECORDS, WEB-SITE AND OTHER RECORDS.

         a. For the period commencing on the date of the Closing (the "Closing Date") and ending January 17, 2003, ARS will provide
                  Quintel:


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                  i.       with copies of all daily ANI caller records provided
                           to ARS by West Interactive Services, Inc. ("WIS"), and any other service bureau providing such telecommunications and billing services to ARS or any of its Affiliates in conjunction with their offering of 900 Pay-Per-Call Psychic Services (WIS or such other entity is each referred to as a "service Bureau"), which records shall include, when available, names, addresses, and caller telephone numbers (the "ANI RECORDS").

                  ii. on a daily basis with the names, addresses and, if available, telephone numbers of all persons accessing web-sites operated by ARS or its Affiliates (the "WEB-SITE RECORDS");

                  iii. on a daily basis, with the names, addresses and, if available, telephone numbers of all persons obtained by ARS or its Affiliates from any other advertising or marketing on any form of media (the "OTHER MEDIA RECORDS"). The ANI Records, Web-Site Records and Other Media Records are collectively referred to as the "MEDIA RECORDS".

         b. ARS and its Affiliates shall instruct each Service Bureau to deliver such ANI Records, and will arrange for delivery of the Media Records to Quintel within 24 hours after the making of the calls or contact of the web-site, as the case may be, generating such records.

         c. Under no circumstances may Quintel utilize the Media Records for any "stand-alone" 900 Pay-Per-Call Psychic Services or sell, lease or otherwise transfer the ANI Records to any third party. Quintel may use the Media Records for any of its operations, provided that Quintel does not use such records for the marketing of "stand-alone" 900 Pay-Per-Call Psychic Services. It is agreed, however, that any "name" on the Media Records delivered to Quintel who responds to a Quintel offer may then be utilized without restriction by Quintel or its Affiliates, and sold, leased or transferred in Quintel's discretion.

6.       CONTINUED RELATIONSHIP WITH WIS

         a. ARS agrees to continue to contract with WIS (or another Service Bureau approved by Quintel) for all 900 and 800 number telephone traffic during the period from the Closing through January 17, 2001.

         b. Following the Closing, ARS and its Affiliates will direct WIS and any other Service Bureau to pay royalties directly to Quintel in the manner set forth in Section 2 above and as provided in the agreement referred to in Section 4(d) of this Agreement.


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         c.       Effective with the Closing, Quintel agrees to instruct each
                  Service Bureau which provides telecommunications services for the 900 Traffic to transfer all guaranteed payouts on the 900 Traffic allocated by such Service Bureau for psychic minutes directly to ARS.

         d. The Closing under this Agreement shall be conditioned upon the negotiation and execution of an agreement among ARS, WIS and Quintel with respect to the provisions of this Section 4, which among other things will provide for WIS's guarantee of payment of the Quintel royalties, and provision of ANI and call records by WIS to Quintel within twenty four (24) hours after the making of such calls.

         e. The Club Royalties shall be paid directly by the Service Bureau providing the billing for such clubs on the last day of the month following the month in which members are billed pursuant to an agreement among the service bureau, ARS or PRN, as the case may be, and Quintel comparable to the WIS Agreement which shall be executed and delivered at or prior to the Closing.

7.       ASSUMPTION OF LEASE AND QUINTEL MEDIA EXPENSES

         a. Effective with the Closing, all "Quintel Media" employees listed on Schedule C attached hereto (the "Quintel Media Employees") will be employed by ARS or an affiliate thereof. Effective upon the Closing, ARS will assume (i) all accrued benefit obligations with respect to such employees, and shall be solely responsible for all compensation and benefits due to the Quintel Media Employees and (ii) all other operational expenses of the business known as "Quintel Media" (collectively, the "Quintel Media Expenses"), including the expenses referred to on Schedule D attached hereto.

                  i. Following the Closing neither ARS nor Feder shall use the names "Quintel Media", "Quintel", "Calling Card", "New Lauderdale" or any derivative thereof in connection with their operations or that of any of their Affiliates.

         b. ARS will use its best efforts to have Quintel released from all obligations under the existing lease for the premises (the "Sunrise Premises") located at 2455 East Sunrise Boulevard in Ft. Lauderdale, Florida (the "Sunrise Lease"). In the event that ARS is unsuccessful in obtaining a release of Quintel from the Sunrise Lease, ARS will enter into an Assignment and Assumption Agreement with respect to such lease and shall indemnify Quintel with respect to such lease.

                  i. At the Closing ARS will pay Quintel $30,331.00 in reimbursement for the security deposit being held by the Landlord under the Sunrise Lease,


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                           which security deposit Quintel shall be deemed to
                           have assigned to ARS upon such payment being made.

                  ii. If Quintel is not released from its obligations under the Sunrise Lease, effective upon the Closing, ARS will assume all financial obligations under the Sunrise Lease, and ARS's obligations with respect to thereto shall be personably guaranteed by Feder, which guarantee will be executed and delivered at the Closing.

         c. In connection with ARS's assumption of the Sunrise Lease and Quintel Media expenses, at the Closing Quintel will sell to ARS Quintel's interest in all computer equipment, furniture, fixtures and other equipment and leasehold improvements located at the Sunrise Premises for a purchase price (the "Purchase Price") equal to Two Hundred and Fifty Eight Thousand Eight Hundred and Seven and 63/100 Dollars($258,807.83).

                  i. Payment of the Purchase Price will be made as follows: one-half will be paid at the Closing and the balance will be paid thirty (30) days after the Closing; ARS will arrange for WIS to pay such balance to Quintel directly from WIS's next settlement following the Closing of amounts due from WIS to ARS, and confirmation by WIS of such arrangement shall be delivered at Closing to Quintel.

                  ii. Following the Closing, if requested to do so by Quintel, ARS will promptly provide Quintel with a copy of all programs, source code, and other software in its possession used in operating the AS 400 computer equipment at the Sunrise Premises.

                  iii. Included in the purchase price for such equipment is the equipment leased by Quintel under a lease with Digital Media Corp. for certain media "100" equipment which had an initial term of 36 months expiring June, 1999. and a monthly rental of $1,400.20 plus sales tax; at the Closing ARS will reimburse Quintel for the last month's rent which was prepaid by Quintel, and Quintel will exercise the purchase option under such lease at its expense and transfer the equipment to ARS.

         d. In connection with ARS's assumption of the Sunrise Lease and Quintel Media expenses, effective with the Closing ARS will arrange for assumption of all obligations for the T1 line provided by Frontier Telecommunications to the Sunrise Premises.

         e. Following the Closing ARS will indemnify Quintel against any claim and hold Quintel harmless from any liability, cost or expense arising in connection with the items referred to in Sections 5(b) and (d) above.


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8.       MEDIA PURCHASES

         a. ARS' obligation to pay Quintel a three percent (3%) commission on media purchases shall terminate as of the later of June 1, 1999 or the Closing, and such commissions shall be paid within fifteen (15) days after the Closing.

         b. Quintel agrees that neither ARS, nor PRN, nor any affiliate thereof has any responsibility of any kind, nor any financial obligation with respect to, Quintel production fees incurred prior to the date hereof except for the following amounts which will be paid at or prior to the Closing:

                  i.       $30,000.00 for production costs for May 1999;

                  ii. the amount due to Quintel as of the Closing Date for per-inquiry media costs not fully used with the media outlets supplying such services (which amount is approximately $82,000.00 as of the date hereof).

         c. At or prior to the Closing, Quintel will pay the balance due, if any, to the media outlets which supplied per-inquiry media services to Quintel which have a balance due from Quintel.

         d. Prior to the Closing, Quintel shall have completed an audit to its satisfaction of all media credits due to Quintel arising out of media purchased by Quintel Media for Quintel and ARS and their respective Affiliates.

         e. Effective upon the Closing, ARS will, if requested to do so by Quintel (at its sole option) purchase media for Quintel unrelated to "stand-alone" 900 Pay-Per-Call Psychic Services. In consideration for such services, Quintel shall pay to ARS a three percent (3%) commission on all national cable, half-hour and local media purchases. Quintel shall not be obligated to pay any commission on syndicated media purchased by ARS. The provisions of this paragraph shall terminate, however, if after January 17, 2001 (i) all or substantially all of Quintel's assets or shares of stock are acquired by a third party unrelated to either Quintel, ARS or their respective Affiliates, or (ii) ARS ceases to conduct business and its business is not continued by one of its Affiliates.

         f. Notwithstanding anything to the contrary contained in this Agreement, Quintel shall be entitled at its option to retain up to fifty percent (50%) of the volume of national cable and syndicated media advertising currently arranged by for Quintel and ARS by Quintel Media. Upon the expiration of the current contracts for such advertising, Quintel may at its option renew up to fifty percent (50%) portion of such advertising in its own name. All syndicated advertising not currently contracted for in Quintel's name will be assumed by ARS, and following the Closing, until January 17, 2001 Quintel will have the right but not the obligation


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                  to be provided, on thirty (30) days prior notice, with up to fifty percent (50%) of all such syndicated advertising so assumed by ARS or arranged by ARS after the Closing; all such syndicated advertising which as of January 17, 2001 Quintel has elected to take may continue to be used by Quintel thereafter.

                  i. Concurrently with the execution of this Agreement, ARS will provide Quintel with the following information, which it represents is true and correct to the best of its knowledge, information and belief:

                           (1) a list of all local stations, national cable networks, syndicators and other companies for which Quintel Media has made media arrangements for ARS, or with which ARS has made such arrangements itself within the last three (3) months;

                           (2) a list of all personal contacts (names and telephone numbers) at each of the entities referred to in subclause (1) above;

                           (3) a list of all media with which Quintel Media has made "per inquiry" media arrangements;

                           (4) if possible, after using its best efforts to do so, provide Quintel with the total net amount spent with each of the entities referred to in subclause (1) above, and the total billable minutes generated in the order of most to least profitable.

         g. Following the Closing, ARS and its Affiliates will provide Quintel upon request with access to all historical data in Quintel Media's files (including data which is in written form or embodied in computer databases or software), which ARS shall not dispose of without ten (10) days prior written notice to Quintel.


9.       PRODUCTION OF COMMERCIALS

         a. Effective upon the Closing, ARS will, if requested to do so by Quintel (at its sole option) produce commercials for Quintel or its Affiliates which are unrelated to "stand-alone" 900 Pay-Per-Call Psychic Services, at ARS' net cost for such production. "Net cost" shall mean direct, out-of-pocket expenses incurred by ARS for such production, not including overhead or general administrative expenses. The provisions of this paragraph shall terminate, however, if after January 17, 2001 (i) all or substantially all of Quintel's assets or shares of stock are acquired by a third party unrelated to either Quintel, ARS or their respective Affiliates, or (II) ARS ceases to conduct business and its business is not continued by one of its Affiliates.

         b. Quintel shall give ARS not less than four (4) weeks notice of Quintel's request for ARS's production of any commercials for Quintel, and ARS will provide Quintel with a script and budget for approval by Quintel within one (1) week after receipt of notice of request for production. ARS agrees to use its best efforts to complete production of such commercials within three (3) weeks of budget and script approval by Quintel.


10.      UTILIZATION OF QUINTEL PERSONNEL

         a. Quintel agrees to make Ollie Ayres reasonably available to ARS to train a new MIS Director for ARS for a reasonable period following the Closing. The selection, performance and qualifications of such new MIS director shall be the sole responsibility of ARS.

         b. Quintel agrees to train Jeff Breidbord in all of Quintel's direct mail and marketing techniques related to 900 Pay-Per-Call Psychic Services for a reasonable period following the Closing.


11.      DIRECT MAIL AND TELEMARKETING BUSINESS

         a. Following the Closing, Quintel shall deliver to ARS samples of all Quintel direct mail marketing materials, including scripts, and all mailing and transaction records for the period from March 1, 1999 through May 31, 1999 related to Quintel's "stand-alone" 900 Pay-Per-Call Psychic Services.

         b. Following the Closing, Quintel shall provide ARS personnel with access to all outside marketing lists and all cost schedules relating to Quintel's "stand-alone" 900 Pay-Per-Call Psychic Services.

         c. Following the Closing, Quintel will introduce designated ARS personnel to all Quintel direct mail and telemarketing vendors.


12.      URL TAGS

         a. During the period from the Closing and ending January 17, 2001, ARS will insert into all 28.5 minute infomercials two
                  (2) minutes of commercials (or if the standard format of infomercials changes to be less or greater than 28.5 minutes, then at the rate of one (1) minute for every 14.25 minute segment of infomercial), for designated Quintel or its Affiliates' websites or any other non-direct response offers designated by Quintel, at no cost to Quintel.

         b. Following the Closing, Quintel shall have the right, at any time, to purchase from ARS website tags on all 30 and 60 second video commercials produced by ARS or its Affiliates for a purchase price of $30,000 per month. Quintel may purchase such tags on a month-to-month basis.

13.      TERMINATION OF PRIOR AGREEMENTS

         a. In consideration of the mutual covenants and agreements contained herein, the parties hereby agree that each of the following previously executed agreements shall terminate in their entirety, and be of no further force and effect, as of the Closing, except as otherwise provided in Section 2 of this
                  Agreement:

                  i. Letter of Intent among Quintel, PRN and Calling Card Co., Inc. ("CCC"), dated January 17, 1996;

                  ii. Amended and Restated Psychic Readers Network Live Operator Service Agreement, dated September 10, 1996 ("Live Operator Service Agreement") and the Rider to the Live Operator Service Agreement; and

                  iii. Employment Agreement by and between CCC and Steven Feder, dated September 10, 1996;

                  iv. Agreements regarding the "${Confidential Portion Omitted and Filed Separately with the Commission} guaranteed payout telephone numbers dated December 7, 1998, March 11, 1999 and March 24, 1999 (the
                           "Guaranteed Payout Agreements").

         b. Following the Closing, neither ARS nor Feder shall represent in any way, directly or indirectly, that he or it is an agent, employee, consultant to or otherwise a representative of Quintel or its Affiliates, except in connection with acting as an agent for media purchases or the production of commercials in accordance with Sections 6 and 7 of this Agreement.


14.      CONDITIONS TO CLOSING.

         a. It shall be a condition to Quintel's obligations under this Agreement that each of the following conditions shall have first been satisfied, any one or more of which may be waived by Quintel in its discretion:

                           (1) Quintel's Board of Directors shall have approved the consummation of this Agreement;

                           (2) no action or proceedings shall have been instituted or, to the knowledge, information and belief of Quintel, shall have been threatened before a court or other government body or by any public authority to restrain or prohibit any of the transactions contemplated by this Agreement or the Other Agreements, and an authorized officer of Quintel shall have delivered to ARS a certificate, dated the Closing Date, to such effect;

                           (3) the representations made by ARS in this Agreement shall be true and correct in all material respects as of the date hereof and the Closing Date, and ARS shall deliver to Quintel at the Closing a certificate, dated the Closing Date, to such effect.

15.      MISCELLANEOUS.

         a. ARS may not assign its rights and obligations under this Agreement without the consent of Quintel.

         b. ARS represents and warrants to Quintel that ARS is a corporation, duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation, and has the corporate power and authority to execute and deliver this Agreement, to consummate the transactions hereby contemplated, and to take all other actions required to be taken by it pursuant to the provisions hereof, and is not subject to, or a party to, any contract, agreement, instrument, order, judgment or decree, or any other restriction of any kind or character, which would prevent its entry into the performance under this Agreement, and no consent of or other action by or notice to any third party is required in connection with ARS' entering into and performing under this Agreement.

         c. Any notice or other communications required or permitted hereunder shall be in writing and shall be deemed effective
                  (a) upon personal delivery, if delivered by hand and followed by notice by mail or facsimile transmission; (b) one day after the date of delivery by Federal Express or other nationally recognized courier service, if delivered by priority overnight delivery between any two points within the United States; or
                  (c) five days after deposit in the mails, if mailed by certified or registered mail (return receipt requested) between any two points within the United States, and in each case of mailing, postage prepaid, addressed to a party at its address first set forth above, or such other address as shall be furnished in writing by like notice by any such party.

         d. No waiver by a party of any breach of this Agreement by the other shall be deemed to be a waiver of any preceding or subsequent breach.

         e. This Agreement contains the entire understanding of the parties hereto with respect to the subject matter contained herein.

         f. Each party hereto intends that this Agreement shall not benefit or create any right or cause of action in or on behalf of any person other than the parties hereto and the other persons executing this Agreement.

         g. This Agreement may not be changed orally, but only by an agreement in writing signed by the party or parties to be charged thereby.

         h. This Agreement shall be governed by and construed in accordance with the law of New York, including its choice of law rules. Any judicial proceeding brought against any of the parties to this Agreement on any dispute arising out of this Agreement or any matter related hereto shall be brought in the courts of the State of New York in New York County or in the United States District Court for the Southern District of New York, and, by execution and delivery of this Agreement, each of the parties to this Agreement accepts for itself the jurisdiction of the aforesaid courts, irrevocably consents to the service of any and all process in any action or proceeding by the mailing of copies of such process to such party at its address provided for the giving of notices under Section 13(c) above, and irrevocably agrees to be bound by any judgment rendered thereby in connection with this Agreement. Each party hereto irrevocably waives to the fullest extent permitted by law any objection that it may now or hereafter have to the laying of the venue of any judicial proceeding brought in such courts and any claim that any such judicial proceeding has been brought in an inconvenient forum.

         i. This agreement does not constitute a joint venture or partnership by the parties, and each party is entering into this Agreement as a principal and not as an agent of the other.

         j. This Agreement is intended to be performed in accordance with, and only to the extent permitted by, all applicable laws, ordinances, rules and regulations. In case any one or more of the provisions contained in this Agreement or any application thereof shall be invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein and any other application thereof shall not in any way be affected or impaired thereby, and the extent of such invalidity or unenforceability shall not be deemed to destroy the basis of the bargain among the parties as expressed herein, and the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected thereby, but rather shall be enforced to the greatest extent permitted by law.

         k. The section headings appearing in this Agreement are for convenience of reference only and are not intended, to any extent or for any purpose, to limit or define the text of any section.

         l. This Agreement may be executed in several counterparts and all counterparts so executed shall constitute one agreement binding on all the parties hereto, notwithstanding that all the parties are not signatory to the original or the same counterpart.

         IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

QUINTEL COMMUNICATIONS, INC.


By:  /s/ Jeffrey L. Schwartz
    ----------------------------
         Jeffrey L. Schwartz

ACCESS RESOURCE SERVICES, INC.


By:  /s/ Steven L. Feder
    ----------------------------
         Steven L. Feder

Steven L. Feder executes this Agreement in his individual capacity with respect to the following sections of the foregoing agreement:
Sections 2(f), 5(a)(i), 5(b)(ii), 11(a)(iii), 11(b):

 /s/ Steven L. Feder
-------------------------------
 Steven L. Feder, individually

                                   SCHEDULE A

                              TAG TELEPHONE NUMBERS

     {Confidential Portion Omitted and Filed Separately with the Commission}

                                   SCHEDULE B

                     GUARANTEED PAYOUT 900 TELEPHONE NUMBERS
                 AS TO WHICH ${Confidential Portion Omitted and
                      Filed Separately with the Commission}
                       PER MINUTE WILL BE PAID TO QUINTEL
                         PURSUANT TO SECTION 1(e)(i)(2)

     {Confidential Portion Omitted and Filed Separately with the Commission}

                                   SCHEDULE C

                             QUINTEL MEDIA EMPLOYEES


Media Buying Department

Scott Routson
Darice Lang
Robert Hulson
Arron Holander
Jeffrey Bowman
Lisa Sheller
Mindy Karp
Sheri True
Marcelle Haccoun
Ludwig Ortiz
Michael Held
Rohan Wallace
Paul Blake
Diane Jones
Mitchael Autrey
David Dehaen
Shawna Hitchman

Accounting/Bookkeeping Department

Sherri Kaminsky
Shellete Miller            Reception

                                   SCHEDULE D

                             QUINTEL MEDIA EXPENSES

===============================================================================================
                             Contract in
                             Name of NL,                                              Estimated
                             LC Prior to                                               Monthly
         Vendor                 Close                Description                       Outlay
===============================================================================================
Authentic Business Systems       yes       Operating lease on office copier           $ 250.00
-----------------------------------------------------------------------------------------------
AT&T Wireless                    yes       Production Department cellular telephone   $ 160.00
-----------------------------------------------------------------------------------------------
MobileComm                       yes       Production Department beeper               $ 125.00
-----------------------------------------------------------------------------------------------
Glenns Greenery                  yes       Office plant maintenance                   $ 446.00
-----------------------------------------------------------------------------------------------
Zephyrhills                      yes       Water cooler                               $ 125.00
-----------------------------------------------------------------------------------------------
IBM                              yes       Service and support contract               $  75.00
-----------------------------------------------------------------------------------------------
Sunrise Storage                  yes       Office record archives                     $ 182.00
-----------------------------------------------------------------------------------------------
Elona                            yes       Office cleaning                            $ 340.00
-----------------------------------------------------------------------------------------------
Newcourt Leasing                 yes       Office copier                              $ 696.00
===============================================================================================

All information on the above list of expenses was supplied by ARS and there is no representation by Quintel that it is accurate or complete.